FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from August 1, 2016 to August 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 9, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from August 1, 2016 to August 31, 2016 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on September 9, 2016]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

			as of August 31, 2016

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (July 28, 2016)
(Period of repurchase: from August 15, 2016 to January 27, 2017 (excluding the period between October 28, 2016 to November 11, 2016))		100,000,000	45,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	August 15	1,653,800	758,791,620
	August 16	1,653,800	756,223,390
	August 17	3,307,600	1,509,727,570
	August 18	1,653,800	751,206,040
	August 19	1,653,800	753,121,010
	August 22	1,508,100	687,744,850
	August 23	1,508,100	682,508,540
	August 24	3,011,400	1,375,356,070
	August 25	1,508,100	690,631,360
	August 26	1,508,100	685,092,080
	August 29	1,247,000	587,459,940
	August 30	1,247,000	586,095,760
	August 31	1,247,000	603,972,990

Total	—	22,707,600	10,427,931.220

Aggregate shares repurchased as of the end of this reporting month		22,707,600	10,427,931,220

Progress of share repurchase (%)		22.7	23.2

2.	Status of disposition

		as of August 31, 2016

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) August 4	60	25,014
Subtotal	—	60	25,014
Other (exercise of stock acquisition rights)	(Date)
	August 1	1,209,300	1,209,300
	August 2	635,800	635,800
	August 3	103,400	103,400
	August 4	168,700	168,700
	August 5	17,000	611,000
	August 8	257,400	257,400
	August 9	171,100	171,100
	August 10	461,900	461,900
	August 12	38,600	2,419,600
	August 15	52,000	1,537,000
	August 16	68,900	68,900
	August 17	70,300	666,300
	August 18	141,800	141,800
	August 19	4,000	4,000
	August 22	334,300	334,300
	August 23	2,700	2,700
	August 24	23,800	23,800
	August 26	7,900	7,900
	August 31	7,300	7,300

Subtotal	—	3,776,200	8,832,200

Total	—	3,776,260	8,857,214

3.	Status of shares held in treasury

as of August 31, 2016

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	251,716,809